Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Spartacus Acquisition Corporation (the “Company”) on Amendment No. 2 to Form S-1 of our report dated August 31, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Spartacus Acquisition Corporation as of August 21, 2020 and for the period from August 10, 2020 (inception) through August 21, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 13, 2020